May 14, 2025

George E. Zweier
Chief Financial Officer
BRT Apartments Corp.
60 Cutter Mill Road
Great Neck, NY 11021

       Re: BRT Apartments Corp.
           Form 10-K for the year ended December 31, 2024
           File No. 001-07172
Dear George E. Zweier:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction